CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$87,514	$109,360
Accounts receivable	34,759	46,488
Notes receivable (Notes 7(a))	4,011	4,004
Inventories (Note 3)	39,717	33,977
Income taxes recoverable	17,013	23,951
Current portion of deferred tax assets	4,150	4,141
Other current assets (Note 4)	4,618	2,042
Total current assets	191,782	223,963

Restricted cash (Note 5)	40,254	3,906
Property, plant and equipment, net	84,679	88,217
Deferred tax assets	52,383	52,855
Long-term investments (Note 6)	1,450	1,450
Other long-term assets (Note 7)	51,583	58,190
Total assets	$422,131	$428,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,527	$18,783
Accrued liabilities (Note 8)	78,552	80,322
Income taxes payable	7,432	9,494
Current portion of long-term debt (Note 9)	4,178	4,190
Current portion of deferred revenue	1,256	1,500
Total current liabilities	104,945	114,289

Long-term debt (Note 9)	39,937	39,141
Deferred revenue	1,686	1,958
Long-term income taxes payable	3,960	3,960
Other long-term liabilities	70,790	74,468
Total liabilities	221,318	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101 (Note 11)	252,168	252,168
Additional paid-in capital	85,118	84,726
Accumulated deficit	(265,741)	(265,474)
Accumulated other comprehensive income (Note 18)	129,268	123,345
Total shareholders’ equity	200,813	194,765
Total liabilities and shareholders’ equity	$422,131	$428,581

Commitments and contingencies (Note 21)
The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012
Revenues	$53,664	$53,015
Costs and expenses
Direct cost of revenues	25,859	25,458
Selling, general and administration	21,233	16,045
Depreciation and amortization	3,280	5,180
Restructuring charges (recovery), net (Note 13)	11	(648)
Change in fair value of embedded derivatives (Note 12)	(287)	6,254
Other expenses, net (Note 14)	9,351	2,438
Total costs and expenses	59,447	54,727
Operating loss	(5,783)	(1,712)
Interest expense	(1,323)	(1,173)
Interest and dividend income	1,851	1,780
Loss before income taxes	(5,255)	(1,105)
Income tax recovery (Note 15)	(4,986)	(218)
Net loss	$(269)	$(887)

Basic and diluted loss per share (Note 10)	$-	$(0.01)
CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012
Revenues	$53,664	$53,015
Costs and expenses
Direct cost of revenues	25,859	25,458
Selling, general and administration	21,233	16,045
Depreciation and amortization	3,280	5,180
Restructuring charges (recovery), net (Note 13)	11	(648)
Change in fair value of embedded derivatives (Note 12)	(287)	6,254
Other expenses, net (Note 14)	9,351	2,438
Total costs and expenses	59,447	54,727
Operating loss	(5,783)	(1,712)
Interest expense	(1,323)	(1,173)
Interest and dividend income	1,851	1,780
Loss before income taxes	(5,255)	(1,105)
Income tax recovery (Note 15)	(4,986)	(218)
Net loss	$(269)	$(887)

Basic and diluted loss per share (Note 10)	$-	$(0.01)

The accompanying notes form an integral part of these consolidated financial statements

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Net loss	$(269)	$(887)
Foreign currency translation	150	(2,703)
Repurchase and cancellation of Common shares	-	(820)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of ($77) and $(69), respectively	231	232
Reclassification of realized gain on derivatives designated as cash flow hedges, net of tax of $68 (2012 - $nil)	(205)	-
Pension liability adjustments, net of tax of $1,444 (2012 - $nil) (Note 19)	5,747	-
Other comprehensive income (loss)	5,923	(3,291)
Comprehensive income (loss)	$5,654	$(4,178)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Net loss	$(269)	$(887)
Foreign currency translation	150	(2,703)
Repurchase and cancellation of Common shares	-	(820)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of ($77) and $(69), respectively	231	232
Reclassification of realized gain on derivatives designated as cash flow hedges, net of tax of $68 (2012 - $nil)	(205)	-
Pension liability adjustments, net of tax of $1,444 (2012 - $nil) (Note 19)	5,747	-
Other comprehensive income (loss)	5,923	(3,291)
Comprehensive income (loss)	$5,654	$(4,178)

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Operating activities
Net loss	$(269)	$(887)
Adjustments to reconcile net loss to cash provided by operating activities (Note 16):
Items not affecting current cash flows	12,809	8,004
Changes in operating assets and liabilities	1,572	2,268
Cash provided by operating activities	14,112	9,385
Investing activities
Purchase of property, plant and equipment	(98)	(2,311)
(Increase) decrease in restricted cash	(36,159)	300
Cash used in investing activities	(36,257)	(2,011)
Financing activities
Payment of cash dividends	-	(6,238)
Repurchase and cancellation of Common shares	-	(3,521)
Cash used in financing activities	-	(9,759)
Effect of foreign exchange rate changes on cash and cash equivalents	299	(516)
Net decrease in cash and cash equivalents during the period	(21,846)	(2,901)
Cash and cash equivalents, beginning of period	109,360	74,067
Cash and cash equivalents, end of period	$87,514	$71,166

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Interim Report January 31, 2013

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]

1.	Basis of Presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2012, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but do not include all of the annual disclosures required by U.S. GAAP. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2012.

2.	Changes in Significant Accounting Policies and Recent Accounting Pronouncements

(a)  Significant accounting policies

On November 1, 2012, the Company adopted Accounting Standard Update (ASU) No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed.  The adoption of ASU 2011-12 did not have a material impact on the Company’s consolidated financial statements.

(b)       Recent accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” which requires an entity to provide additional information about the amounts reclassified out of accumulated other comprehensive income by component.  ASU 2013-02 supersedes and replaces the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12 for all public and private entities.  ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The Company plans to adopt ASU 2013-02 on February 1, 2013, which is not expected to have a significant impact on the Company’s consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.  ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and the Company plans to adopt ASU 2013-01 on November 1, 2013.  ASU 2013-01 is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010):  Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and the Company plans to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (IFRS)
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to the convergence to IFRS.  The Company currently expects to adopt IFRS as its primary reporting standard when the SEC requires domestic registrants in the U.S. to adopt IFRS.

3.	Inventories
	January 31	October 31
	2013	2012
Raw materials and supplies	$38,651	$33,843
Work-in-process	225	282
Finished goods	2,021	1,031
	40,897	35,156
Allowance for excess and obsolete inventory	(1,180)	(1,179)
Inventories	$39,717	$33,977

4.	Other Current Assets

As of January 31, 2013, other current assets include embedded derivative and other derivative assets of $0.3 million (October 31, 2012 ― $0.2 million) (Note 12) as well as prepaid expenses and other of $4.3 million (October 31, 2012 ― $1.8 million).

5.	Restricted Cash

In January 2013, the Company entered into an Amended and Restated credit facilities (Note 9).  This Amended and Restated credit facility can be used up to $60 million for the issuance of letters of credits, which are to be fully secured with a specific pledge of cash collateral and not readily available for the Company’s operations.  As of January 31, 2013, restricted cash balances of $40.3 million (October 31, 2012 ― $3.9 million) relate to $33.6 million (October 31, 2012 ― $nil) held for outstanding letters of credit (Note 9), $3.0 million (October 31, 2012 ― $nil) collateral issued against future letters of credit as well as $3.7 million (October 31, 2012 ― $3.9 million) related to funds for insurance liabilities.

6.	Long-Term Investments
	January 31	October 31
	2013	2012
Investment in Celerion(a)	$1,450	$1,450
Investment in LCC Legacy Holdings (formerly Lumira Capital Corp.)(b)	-	-
Long-term investments	$1,450	$1,450

(a) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 7(b)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.45 million as of January 31, 2013, which utilizes the fair value assessment performed at the time of the sale of Early Stage. The fair value was determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 7(b)) is currently estimated to be $8.6 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Long-term investments include an investment in LCC, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  Nordion does not have any significant involvement in the day-to-day operations of LCC other than to obtain its share of earnings and losses.  Cumulative cash dividends received and equity losses from LCC reduced the Company’s investment in LCC to $nil and therefore the equity method of accounting has been suspended since fiscal 2011. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2012 ― $nil).

7.	Other Long-Term Assets
	January 31	October 31
	2013	2012
Financial instrument pledged as security on long-term debt(a)	$39,813	$38,989
Long-term note receivable(b)	7,193	14,172
Goodwill	2,530	2,526
Other(c)	2,047	2,503
Other long-term assets	$51,583	$58,190

(a)      Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities (Note 9). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of January 31, 2013 is $43.8 million (October 31, 2012 ― $43.0 million), of which $4.0 million (October 31, 2012 ― $4.0 million) is included in notes receivable in the consolidated statements of financial position. As of January 31, 2013, the fair value is $49.4 million (October 31, 2012 ― $49.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)       Long-term note receivable

Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable was repayable monthly over four years commencing November 1, 2008 and the last payment was received by the Company during the fourth quarter of fiscal 2012.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. During fiscal 2012 Celerion made an early payment to Nordion of $6.5 million in cash, which reduced the carrying value of the Note by $8.9 million.  As a result, the Company recorded a loss of $2.4 million in the first quarter of fiscal 2012.

In the first quarter of fiscal 2013, to facilitate a change in Celerion’s capital structure, Celerion offered to make another early payment to Nordion of $7.3 million in cash to reduce the unsecured portion of the Note principal amount by $9.0 million that would have otherwise been due in 2015. Effective January 30, 2013, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $9.0 million in the face value, or $7.5 million in the carrying value, in exchange for a $7.3 million cash payment received from Celerion. As a result, the Company recorded a loss of $0.2 million in the first quarter of fiscal 2013 (Note 14).

Other than restating the principal amounts, and removing the Company’s restriction on Celerion’s ability to pay dividends and other distributions, all other terms and conditions of the Note remained effectively the same. As the transaction did not represent an adverse change in the cash flow of the remaining Note amount, the Company determined no other-than-temporary impairment of the Note occurred as of January 31, 2013.

The carrying value of the Note, including interest and accretion as of January 31, 2013 is $7.2 million (October 31, 2012 – $14.2 million). The fair value of the Note as of January 31, 2013 is $7.2 million, which includes $1.7 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The current face value of the Note including TSA services and interest is $8.0 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

(c)   Other

Includes the long-term portion of the TheraSphere® clinical trials’ prepayment and other long-term receivables and assets.

8.	Accrued Liabilities
	January 31	October 31
	2013	2012
Employee-related accruals	$7,422	$4,922
FDA provision(a)	8,324	8,321
Captive insurance liability	1,348	2,119
AECL revenue share and waste disposal	3,019	3,770
Restructuring provision (Note 13)	1,116	3,453
Other(b)	57,323	57,737
Accrued liabilities	$78,552	$80,322

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded payments of $nil (2012 ― $nil) for the three months ended January 31, 2013. As of January 31, 2013, management believes that the remaining provision of $8.3 million (October 31, 2012 ― $8.3 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 22).

(b)      Other includes a $9.5 million settlement accrual recorded for the arbitration with Life Technologies Corporation (Life) as a result of the ruling that occurred in July 2011 as well as approximately $32 million estimated litigation accruals (Note 22). Other also includes derivative liabilities, royalties and various miscellaneous payables.

9.	Long-Term Debt
		January 31	October 31
	Maturity	2013	2012
Total long-term debt	2013 to 2015	$44,115	$43,331
Current portion of long-term debt		(4,178)	(4,190)
Long-term debt		$39,937	$39,141

As of January 31, 2013, debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.8 million (October 31,
2012 ― $43.0 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.0 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $49.0 million (October 31, 2012 ― $48.8 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(b)).

On January 25, 2013, the Company entered into a $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). The Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The loan agreement includes customary positive, negative and financial covenants.

Under this credit facility, the Company is able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of January 31, 2013, the Company has not used the credit facility for borrowing; however, the Company had $33.6 million (October 31, 2012 - $30.6 million) of letters of credit issued under this credit facility as well as $3.0 million collateral issued against future letters of credit.

10.	Earnings (loss) Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted (loss) earnings per share:

	Three months ended January 31
(number of shares in thousands)	2013	2012
Weighted average number of Common shares outstanding – basic	61,909	62,246
Impact of stock options assumed exercised	-	1
Weighted average number of Common shares outstanding – diluted	61,909	62,247
Basic and diluted loss per share	$-	$(0.01)

11.	Share Capital

As of January 31, 2013 the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2012	61,909	$252,168
Repurchased and cancelled	-	-
Balance as of January 31, 2013	61,909	$252,168

During the first quarter of fiscal 2013, there were no cash dividends declared or paid as the Company discontinued its dividend payments during the fourth quarter of fiscal 2012.  During the fourth quarter of fiscal 2012, the Company also ceased repurchasing shares under a 2012 NCIB and cancelled the bid.

12.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk.  The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future.  If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings.  Any ineffective portions of related gain or loss is recorded in earnings immediately.  The Company also uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances which have not been designated as hedges.  Derivatives not designated as hedges are recorded at fair value on the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statement of operations.

The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The Company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives.

Nordion Inc. Interim Report January 31, 2013

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]

The following table provides the fair value of all Company derivative instruments:
	January 31	October 31
	2013	2012
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$70	$10
Foreign currency forward contracts under cash flow hedges(b)	$197	$195
Liabilities
Embedded derivatives(a)	$588	$814
Foreign currency forward contracts under cash flow hedges(b)	$27	$60
(a) As of January 31, 2013 and October 31, 2012, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately $59 million and $49 million, respectively.
(b) As of January 31, 2013 and October 31, 2012, total notional amounts for the Company’s foreign currency forward contracts under cash flow hedges were approximately $40 million and $33 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended January 31
	2013	2012
Realized loss on foreign currency forward contracts under cash flow hedges	$273	$496
Unrealized gain on foreign currency forward contracts under cash flow hedges	$(308)	$(301)
Realized gain on foreign currency forward contracts not under cash flow hedges	$-	$(275)
Unrealized loss on foreign currency forward contracts not under cash flow hedges	$-	$12
Unrealized loss (gain) on embedded derivatives recorded in change in fair value of embedded derivatives	$(287)	$6,254

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of January 31, 2013, accounts receivable is net of an allowance for uncollectible accounts of $0.2 million (October 31, 2012 ― $0.2 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company has cash and cash equivalent totaling $87.5 million (October 31, 2012 ― $109.4 million), cash generated by the operations and the credit facilities which are sufficient to honor its financial obligations.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
			As of January 31, 2013
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 4)	$-	$267	$-	$267
Derivative liabilities (Note 8(b))	$-	$615	$-	$615

			As of October 31, 2012
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 4)	$-	$205	$-	$205
Derivative liabilities (Note 8(b))	$-	$874	$-	$874

As of January 31, 2013 and October 31, 2012, the Company did not have any financial instruments that were measured using Level 3 valuation techniques and, therefore, no changes were presented for these periods.

13.	Restructuring Charges

As of January 31, 2013, the restructuring provision of $1.1 million (October 31, 2012 ― $3.6 million) is included in accrued liabilities (Note 8) in the consolidated statements of financial position. The majority of the workforce reduction provision is expected to be utilized during fiscal 2013 with a portion of the provision remaining until the first quarter of fiscal 2014. The Company has completed its activities associated with the fiscal 2011 and 2010 restructuring plans and has utilized substantially all of the related prior year provisions.

The table below provides an analysis of the Company’s restructuring activities related to its operations until January 31, 2013.
	Expenses				Cumulative Activities		Balance as of January 31
	2013	2012	2011	Total	Cash	Non-Cash	2013
Workforce reductions	$11	$2,557	$1,217	$3,785	$2,665	(4)	$1,116
Restructuring charges	$11	$2,557	$1,217	$3,785	$2,665	(4)	$1,116
(a)Restructuring (recovery) charges presented above exclude $(0.8) million and $0.4 million for fiscal 2012 and 2011, respectively, relating to subsequent adjustments for 2010 contract cancellation charges of the Company’s former corporate office lease.   As of January 31, 2013 the remaining provision for future rental payments of this retained lease are $1.0 million which are included in other accrued liabilities.

14.	Other Expenses, Net
	Three months ended January 31
	2013	2012
Research and development	$2,175	$1,425
Foreign exchange (gain) loss	(5)	(1,269)
Pension settlement loss (Note 19)	7,003	-
Other(a)	178	2,282
Other expenses, net	$9,351	$2,438
(a) Included in Other is a loss on the Celerion note receivable of $0.2 million (January 31, 2012 - $2.4 million) (Note 7(b)).

Nordion Inc. Interim Report January 31, 2013

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]

15.	Income Taxes

The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three months ended January 31, 2013, the Company recognized tax recovery of $5.0 million (2012 – $0.2 million) on pre-tax loss of $5.3 million (2012 – $1.1 million) which represents an effective tax rate of 94.9% (2012 – 19.7%). The tax expense and related effective tax rate on operations was determined by applying an estimated annual effective tax rate of 53.7% (Q1 2012 – 26.1%) to pre-tax income and then recognizing various discrete tax items.  Excluding the impact of accruals for interest on uncertain tax positions, accruals for Scientific Research and Experimental Development Investment Tax Credits (SRED ITCs) and valuation allowance adjustments, the effective tax rate would have been 38.1%, which is higher than the statutory tax rate and is primarily the result of permanent differences increasing the estimated tax rate.  Discrete tax items primarily include:   1) $8.3 million release of reserves following a favorable settlement reached with tax authorities regarding an uncertain tax position, 2) an offsetting discrete adjustment increasing the valuation allowance of $3.8 million, and 3) various other small adjustments arising from re-assessments of prior years by tax authorities as a result of audit settlements.

16.   Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:
	Three months ended January 31
	2013	2012
Depreciation and amortization	$3,280	$5,180
Stock option compensation	392	379
Loss on Celerion note receivable	218	2,411
Deferred income taxes	1,253	(45)
Pension settlement loss (Note 19)	7,003	-
Change in fair value of embedded derivatives	(287)	6,254
Foreign currency transactional gain	(125)	(3,581)
Other including foreign currency translation adjustments	1,075	(2,594)
	$12,809	$8,004

Changes in operating assets and liabilities comprise the following:
	Three months ended January 31
	2013	2012
Accounts receivable	$11,752	$6,649
Inventories	(5,740)	(2,648)
Other current assets and long term assets	3,983	6,926
Accounts payable and accrued liabilities	(6,740)	(7,876)
Income taxes	2,685	2,347
Deferred income	(516)	(1,318)
Other long-term obligations	(3,852)	(1,812)
	$1,572	$2,268

17.   Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three months ended January 31, 2013 was $0.4 million (2012 ― $0.4 million), which was included in selling, general and administration expenses in “Operating income (loss)”.

 During the three months ended January 31, 2013, the Company granted 657,300 (2012 – nil) C$ stock options, at a weighted average exercise price of $7.06 (2012 - $nil).   All options granted in the first quarter of fiscal 2013 have a seven year term and become exercisable ratably (a graded vesting schedule) over a three year period.

The fair value of C$2.08 per share for the stock options granted during the three months ended January 31, 2013 was determined using Black-Scholes model based on the following assumptions:
2013
Risk-free interest rate	1.33%
Expected dividend yield	0.00%
Expected volatility	0.38
Expected time to exercise (years)	3.64

Deferred share units (DSU)
During the three months ended January 31, 2013, the Company granted 17,255 (2012 – 10,745) DSU  vest immediately or 100% after one to three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date.

DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU. During the three months ended January 31, 2013, the Company recorded nil (2012 – 4,769) DSU per dividend equivalent.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares. The DSU expense for the three months ended January 31, 2013 was $0.6 million (2012 ― $0.7 million), which was included in selling, general and administration expenses in “Operating income (loss)”.

Restricted share units (RSU)
During the three months ended January 31, 2013, the Company granted 74,867 (2012 – 184,472) RSU which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the three months January 31, 2013 was $0.1 million (2012 ― $nil), which is included in selling, general and administration expenses in “Operating income (loss)”.

Performance share units (PSU)
During the three months ended January 31, 2013, the Company granted nil (2012 – 122,828) PSU, which vest based upon the achievement of certain performance goals and other criteria over the vesting period by October 31, 2013. Vested PSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. PSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the PSU. The Company has not recorded any compensation expense and liability relating to PSU as of January 31, 2013 except for the PSU vested and recorded as restructuring charges during fiscal 2012.

Other mid-term incentive plan (MTIP)
The MTIP expense (income) related to the fully vested DSU granted under the Company’s 2006 Plan (2006 MTIP) for the three months ended January 31, 2013 is $nil (2012 ― $0.1 million), which is included in selling, general and administration expenses in “Operating income (loss)”.  The 2006 MTIP is accompanied by dividend equivalent rights that will be payable in cash upon settlement of the plan.  During the three months ended January 31, 2013, the company recorded nil (2012 - 347) MTIP units per dividend equivalents.

Nordion Inc. Interim Report January 31, 2013

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]

18.	Accumulated Other Comprehensive Income
	January 31	October 31
	2013	2012
Accumulated other comprehensive income, net of income taxes, beginning of period	$123,345	$164,332
Foreign currency translation (loss) gain	150	(2,369)
Repurchase and cancellation of Common shares	-	(973)
Reclassification of realized gain on derivatives designated as cash flow hedges, net of tax of $68 (2012 - $141), respectively	(205)	(420)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of ($77) and $(160), respectively	231	479
Pension liability adjustments, net of tax of $1,444 and $12,100, respectively	5,747	(37,704)
Accumulated other comprehensive income, net of income taxes, end of period	$129,268	$123,345

19.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All plans are funded and the Company uses an October 31st measurement date for its plans. The components of net periodic pension cost (income) for these plans are as follows:
	Three months ended January 31
	2012	2012
Service cost	$1,010	$690
Interest cost	3,064	3,159
Expected return on plan assets	(3,592)	(3,800)
Recognized actuarial loss	1,278	32
Net periodic pension cost (income)	$1,760	$81

Following the U.S. Internal Revenue Services’ approval on a proposed settlement of the Company’s defined benefit plan in the U.S. relating to the former MDS Pharma Services operations, the Company completed its lump-sum and annuity buyouts of all participants’ balances in this U.S. pension plan and recorded a $7.0 million pension settlement loss for the three months ended January 31, 2013.

The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2012. Based on this actuarial valuation, the Company expects funding requirements of approximately $14 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the solvency deficit. This is primarily a result of a decline in real interest rates although asset values have increased. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

Other benefit plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans is $0.2 million (2012 - $0.2 million) for the three months ended January 31, 2013.

20.	Segmented Information

Nordion operates as a global life sciences company with three business segments: Targeted Therapies, Sterilization Technologies and Medical Isotopes. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

				Three months ended January 31, 2013
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$12,038	$16,430	$25,196	$-	$53,664
Direct cost of revenues	3,434	8,586	13,839	-	25,859
Selling, general and administration(a)	5,309	4,270	4,141	2,887	16,607
Other expense (income), net(b)	1,865	58	277	(70)	2,130
Segment earnings (loss)	$1,430	$3,516	$6,939	$(2,817)	$9,068
Depreciation and amortization	377	753	2,150	-	3,280
Restructuring recovery, net					11
AECL arbitration and legal costs					502
Pension settlement loss (Note 19)					7,003
Loss on Celerion note receivable (Note 7(b))					218
Internal investigation costs (Note 21)					4,124
Change in fair value of embedded derivatives					(287)
Operating loss					$(5,783)
(a)	excludes AECL arbitration and legal costs of $0.5 million and internal investigation costs of $4.1 million
(b)	excludes pension settlement loss of $7.0 million and loss on Celerion note receivable of $0.2 million

			Three months ended January 31, 2012
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$11,012	$16,136	$25,867	$-	$53,015
Direct cost of revenues	3,464	8,001	13,993	-	25,458
Selling, general and administration(a)	3,702	3,650	3,619	3,196	14,167
Other expense, net(b)	733	31	544	(1,281)	27
Segment earnings (loss)	$3,113	$4,454	$7,711	$(1,915)	$13,363
Depreciation and amortization	588	1,493	3,099	-	5,180
Restructuring recovery, net					(648)
AECL arbitration and legal costs					1,878
Loss on Celerion note receivable					2,411
Change in fair value of embedded derivatives					6,254
Operating income					$(1,712)
(a)	excludes AECL arbitration and legal costs of $1.9 million
(b)	excludes loss on Celerion note receivable of $2.4 million

21.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 8(a)) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters and a lease obligation for an office location in Bothell, Washington.  The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $0.3 million which is included in accrued liabilities (Note 8).

Internal investigation
In 2012, the Company discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, the Company commenced an internal investigation of the possible compliance issues focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). The Company is currently unable to determine as to whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on its business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

Nordion is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct of its employees, representatives and suppliers. In parallel with the Internal Investigation, the Company has developed and implemented a number of new and enhanced policies and procedures related to compliance. The Company has also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen the Company’s overall compliance framework.

22.	Litigation

MAPLE
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  On September 10, 2012, Nordion announced that it had received the decision in its confidential arbitration with AECL and was unsuccessful in its claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that Nordion’s claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, Nordion was not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL’s counterclaim against Nordion for damages for breach of contract in the amount of $250 million (C$250 million) and other relief.  The appeal period has expired and neither party appealed the decision.  The arbitrators have yet to decide on the issue of costs, and requested that Nordion and AECL make submissions. As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL’s costs, which could be material. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million).  Nordion filed a response to AECL’s costs submissions asserting that the Company should pay approximately $22 million, to which AECL filed a reply during February 2013. The Tribunal has scheduled an oral hearing relating to costs submissions to occur during Nordion’s fiscal third quarter, with a decision expected to be provided thereafter.

In addition to the arbitration, in 2008 Nordion also filed a court claim against AECL and the Government of Canada. Nordion’s claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between the Government of Canada and Nordion for $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.  Although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement.  The arbitration decision under the 2006 Agreement left it open for Nordion to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA.

Nordion is continuing to vigorously pursue its rights under the 1996 IPFA.  Nordion filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA. The claim requests damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.  The damages claimed are for the recovery of Nordion’s costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA). Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by Nordion under the IPFA no longer included the Government of Canada and the damages claimed are substantially lower than in the original statement of claim.  During the first quarter of fiscal 2013, Nordion and the Government of Canada have since agreed to the discontinuance of the IPFA action against the Government of Canada without costs.  Nordion and AECL also have agreed on a preliminary schedule for the proceedings relating to the IPFA.  AECL is required to file a defence on or before April 15, 2013 responding to Nordion’s amended statement of claim. Documentary productions and discoveries are anticipated to begin thereafter during 2013. Based on the current schedule, the matter is not expected to be set down for trial before mid-2014.

In the meantime, Nordion has notified AECL that Nordion intends to continue to require isotope supply from AECL while Nordion continues to explore alternatives to mitigate the lack of supply from AECL for both back-up and the long-term supply of reactor-based medical isotopes.  The 2006 Agreement provides in this regard that commercially reasonable efforts are required by AECL to maintain isotope production from the NRU reactor until such time as Nordion has established a satisfactory, long-term alternative supply.

Bioequivalence studies
During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action. Discoveries are ongoing, and no trial date has been set. To date, attempts to mediate the claim have been unsuccessful.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 8(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and is vigorously defending this action.   Examinations for discovery are currently ongoing.

BioAxone BioSciences
During the third quarter of fiscal 2012, the Company was served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug, and claims that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. Nordion has not made a specific provision related to this Complaint. The Company is currently assessing the merits of the Complaint and intends to vigorously defend this claim.

23.	Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.

Nordion Inc. Interim Report January 31, 2013